PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this "Agreement") is made and entered into as of June ___, 2012 by and among P&F Industries Inc., a Delaware corporation (the "Company"), and Timothy J. Stabosz, an individual (the "Seller").

WHEREAS, Seller directly owns shares of the issued and outstanding common stock, par value $1.00 per share, of the Company ("Company Shares"); and

WHEREAS, Seller desires to sell, and the Company desires to purchase, free and clear of any and all Liens (as defined herein) an aggregate number of Company Shares having an aggregate purchase price of $_____________ (the "Purchase Price") as set forth herein.

NOW, THEREFORE, in consideration of the foregoing premises and the covenants, agreements and representations and warranties contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE; ClOSINGS

Section 1.1 Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, Seller agrees to sell, convey, assign, transfer and deliver to the Company, and the Company agrees to purchase from Seller, [257,451] Company Shares (the "Purchased Shares"), free and clear of any and all mortgages, pledges, encumbrances, liens, security interests, options, charges, claims, deeds of trust, deeds to secure debt, title retention agreements, rights of first refusal or offer, limitations on voting rights, proxies, voting agreements, limitations on transfer or other agreements or claims of any kind or nature whatsoever (collectively, "Liens").

Section 1.2 Purchase Price. Upon the terms and subject to the conditions of this Agreement, in consideration of the aforesaid sale, conveyance, assignment, transfer and delivery to the Company of the Purchased Shares, the Company shall pay to Seller a price per Purchased Share of [$5.00] (the "Purchase Price"), for an aggregate price of $______________ in cash.

Section 1.3 Expenses. Except as expressly set forth in this Agreement, all fees and expenses incurred by a party hereto in connection with the matters contemplated by this Agreement shall be borne by the party incurring such fee or expense, including without limitation the fees and expenses of any investment banks, attorneys, accountants or other experts or advisors retained by such party.

Section 1.4 Closing. The consummation of the transactions contemplated by this Agreement (the "Closing") shall take place at 10:00 a.m., local time, on June _____, 2012 at the offices of the Company or at such other place, date or time as the parties may agree in writing (the " Closing Date"); provided that the Company's obligations to consummate the transactions contemplated by this Agreement shall be conditioned on (a) no condition existing on the Closing Date which would prevent the Company from drawing funds under the Loan and Security Agreement, dated as of October 25, 2010, among the Company, certain of the Company's subsidiaries, Capital One Leverage Finance Corporation, as agent, and the financial institutions party thereto, as amended or otherwise modified through the date hereof, and (b) no injunction or other order, judgment, law, regulation, decree or ruling or other legal restraint or prohibition having been issued, enacted or promulgated by a court or other governmental authority of competent jurisdiction that would have the effect of prohibiting or preventing the consummation of the transactions contemplated hereunder.

Section 1.5     Closing Deliveries.
(a) At the Closing, in accordance with Section 1.2, the Company shall deliver or cause to be delivered to Seller the following:
(i) The Purchase Price by wire transfer of immediately available funds to such account as Seller has specified in writing prior to the Closing Date; and
(b) At the Closing, Seller shall deliver or cause to be delivered to the Company the following:
(i) certificates representing [5,000] of the Purchased Shares duly and validly endorsed or accompanied by stock powers duly and validly executed in blank and sufficient to convey to the Company good, valid and marketable title in and to the Purchased Shares, free and clear of any and all Liens; and
(ii) delivery of [250,451] of the Purchased Shares by transfer via the Depository Trust Company Deposit Withdrawal Agent Commission System ("DWAC") in accordance with the instructions included on the signature page hereto.

ARTICLE II

COVENANTS

Section 2.1     Standstill.
(a) During the period beginning on the date hereof and ending on the date that is the third anniversary of the Closing Date (the "Standstill Period"), except as specifically permitted by the terms of this Agreement, Seller shall not, and shall cause his Affiliates (as defined in Section 5.3) not to, acquire, offer or propose to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any (i) Voting Securities (as defined in Section 5.3), or (ii) direct or indirect rights or options to acquire (through purchase, exchange, conversion or otherwise) any Voting Securities.
(b) During the Standstill Period, except upon the express prior written invitation of the Company, Seller shall not, and shall cause his Affiliates not to, directly or indirectly, singly or as part of a partnership, limited partnership, syndicate or other group (as those terms are used within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which meanings shall apply for all purposes of this Agreement): (i) make, or in any way participate in, any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A under the Exchange Act) or exempt solicitation under Rule 14a-2(b)(1) or otherwise with respect to any Voting Securities (including by the execution of actions by written consent), become a "participant" or a "participant in a solicitation" (as such terms are defined or used in Regulation 14A under the Exchange Act) with respect to the Company or otherwise communicate with any stockholder of the Company pursuant to Rule 14a-1(l)(2)(iv) under the Exchange Act; (ii) initiate, propose or otherwise solicit, or participate in the solicitation of, stockholders for the approval of one or more stockholder proposals with respect to the Company, including any proposal made pursuant to Rule 14a-8 under the Exchange Act, or encourage or induce any other individual or entity to initiate any stockholder proposal relating to the Company, or make any demand or request for any list of the holders of Voting Securities; (iii) form, encourage the formation, join or in any way participate in a "group" which owns or seeks or offers to acquire beneficial ownership of Voting Securities or rights to acquire such securities or which seeks or offers to acquire control of the Company or influence its policies;
(iv) solicit, seek or offer to effect, negotiate with or provide any information to any party with respect to, make any statement or proposal, whether written or oral, either alone or in concert with others, to the board of directors of the Company, to any director or officer of the Company or to any other stockholder of the Company with respect to, or otherwise formulate any plan or proposal or make any public announcement, proposal, offer or filing under the Exchange Act, any similar or successor statute or otherwise, or take action to cause the Company to make any such filing, with respect to: (A) any form of business combination, restructuring, recapitalization, dissolution or similar transaction involving the Company or any Affiliate thereof, including, without limitation, a merger, tender or exchange offer, share repurchase or liquidation of the Company's assets, (B) any acquisition or disposition of assets material to the Company, (C) any request to amend, waive or terminate the provisions of this Agreement or (D) any proposal or other statement inconsistent with the terms of this Agreement; (v) otherwise act, alone or in concert with others (including by providing financing for another party), to seek or offer to acquire control of the Company or influence, in any manner, its management, board of directors or policies; or (vi) assist or encourage any third party, whether or not a "group" with such third party, to take any of the actions enumerated in this Section 2.1(b).

Section 2.2     Non-disparagement.
(a) The Company (on its own behalf and on behalf of its directors, officers, subsidiaries and Affiliates and each of their respective successors and assigns (collectively, the "Company Parties")) agrees that, during the Standstill Period, it shall not (whether directly or indirectly, individually or in concert with others, publicly or privately, orally or in writing) engage in any conduct or make, or cause to be made, any statement, observation or opinion, or communicate any information that is calculated to or is reasonably likely to have the effect of (i) undermining, impugning, disparaging, injuring the reputation of or otherwise in any way reflecting adversely or detrimentally upon any of the Seller or his Affiliates, successors or assigns (collectively, the "Seller Parties") or (ii) accusing or implying that any Seller Party engaged in any wrongful, unlawful or improper conduct. The foregoing shall not apply to any compelled testimony, either by legal process, subpoena or otherwise or to any response to any request for information from any governmental authority having jurisdiction over the Company; provided, however, that in the event that any Company Party is requested pursuant to, or required by, applicable law, regulation or legal process to testify or otherwise respond to a request for information from any governmental authority, the Company shall notify Seller promptly so that the Seller may seek a protective order or other appropriate remedy. In the event that no such protective order or other remedy is obtained, or any Seller waives compliance with the terms of this Section 2.2(a), such Company Party shall furnish only such information which it has been advised by counsel is legally required and will exercise reasonable efforts to obtain reliable assurance that such information will be accorded confidential treatment.
(b) The Seller agrees that, during the Standstill Period, he shall not (whether directly or indirectly, individually or in concert with others, publicly or privately, orally or in writing) engage in any conduct or make, or cause to be made, any statement, observation or opinion, or communicate any information, including, without limitation, to any member of the press, analyst, governmental or regulatory agency, that is calculated to or is reasonably likely to have the effect of (i) undermining, impugning, disparaging, injuring the reputation of or otherwise in any way reflecting adversely or detrimentally upon any Company Party or (ii) accusing or implying that any Company Party engaged in any wrongful, unlawful or improper conduct; provided, however, that in the event that Seller is requested pursuant to, or required by, applicable law, regulation or legal process to testify or otherwise respond to a request from any governmental authority, Seller shall notify the Company promptly so that the Company may seek a protective order or other appropriate remedy. In the event that no such protective order or other remedy is obtained, or any Company Party waives compliance with the terms of this Section 2.2(b), the Seller shall furnish only such information which it is advised by counsel is legally required and will exercise reasonable efforts to obtain reliable assurance that such information will be accorded confidential treatment.

Section 2.3     Public Announcement; Public Filings.
(a) Upon execution of this Agreement, the Company shall issue a press release (in substantially the form attached hereto as Exhibit A). No party hereto nor any of its respective Affiliates shall issue any press release or make any public statement relating to the transactions contemplated hereby (including, without limitation, any statement to any governmental or regulatory agency or accrediting body) that is inconsistent with, or are otherwise contrary to, the statements in the press release.
(b) Promptly following the date hereof, Seller will cause to be filed with the Securities and Exchange Commission an amendment to its Schedule 13D filed on _________________ and prior to filing will provide the Company and its counsel a reasonably opportunity to review and comment upon such amendment.

Section 2.4 Confidentiality. Seller shall not disclose and shall maintain the confidentiality of (and shall cause his Affiliates and employees to not disclose and to maintain the confidentiality of) any non-public information which relates to the business, legal or financial affairs of the Company (the "Confidential Information"). Seller shall use at least the same degree of care to safeguard and to prevent the disclosure, publication or dissemination of the Confidential Information as they respectively employ to avoid unauthorized disclosure, publication or dissemination of their own information of a similar nature, but in no case less than reasonable care. In the event that Seller (or any Affiliate or employee) is requested or required (by oral question, interrogatory, request for information or documents, subpoena, civil investigative demand or similar process) to disclose any Confidential Information, Seller shall (a) notify the Company promptly so that the Company may seek a protective order or other appropriate remedy and (b) cooperate with the Company in any effort the Company undertakes to obtain a protective order or other remedy. In the event that no such protective order or other remedy is obtained, the applicable party shall disclose to the person compelling disclosure only that portion of the Confidential Information which such party is advised by counsel is legally required and shall exercise reasonable efforts to obtain reliable assurance that confidential treatment is accorded the Confidential Information so disclosed.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF Seller

Seller hereby makes the following representations and warranties to the
Company:

Section 3.1 Existence; Authority. Seller has all requisite competence, power and authority to execute and deliver this Agreement, to perform his obligations hereunder and thereunder and to consummate the transactions contemplated hereby.

Section 3.2 Enforceability. This Agreement has been duly and validly executed and delivered by Seller and, assuming due and valid authorization, execution and delivery by the Company, this Agreement constitutes a legal, valid and binding obligation of the Seller enforceable against him in accordance with its terms, except as such enforceability may be affected by bankruptcy, insolvency, moratorium and other similar laws relating to or affecting creditors' rights generally and general equitable principles.

Section 3.3 Ownership. Seller is the sole record and beneficial owner of the Purchased Shares, free and clear of any and all Liens. Seller has full power and authority to transfer full legal ownership of its respective Purchased Shares to the Company, and Seller is not required to obtain the approval of any person or governmental agency or organization to effect the sale of the Purchased Shares. The entire direct or indirect beneficial ownership of Seller or any of his Affiliates in the Company is [257,451] Company Shares.

Section 3.4 Good Title Conveyed. Any stock certificates and stock powers executed and delivered by Seller at the Closing will be valid and binding obligations of Seller, enforceable in accordance with their respective terms, and, together with the delivery of Purchased Shares through DWAC, will effectively vest in the Company good, valid and marketable title to all Purchased Shares, free and clear of any and all Liens.

Section 3.5 Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of Seller threatened against such party that could impair the ability of Seller to perform its obligations hereunder or to consummate the transactions contemplated hereby.

Section 3.6     Other Acknowledgments.
(a) Seller hereby represents and acknowledges that he is a sophisticated investor and he knows the Company may have material Confidential Information concerning the Company and its condition (financial and otherwise), results of operations, businesses, properties, plans and prospects and that such information could be material to Seller's' decision to sell the Purchased Shares or otherwise materially adverse to Seller's interests. Seller acknowledges and agrees that the Company shall have no obligation to disclose to it or him any such information and hereby waives and releases, to the fullest extent permitted by law, any and all claims and causes of action it has or may have against the Company and their respective Affiliates, officers, directors, employees, agents and representatives based upon, relating to or arising out of nondisclosure of such information or the sale of the Purchased Shares hereunder.
(b) Seller further represents that it or he has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Purchased Shares and has, independently and without reliance upon the Company, made his own analysis and decision to sell the Purchased Shares. With respect to legal, tax, accounting, financial and other considerations involved in the transactions contemplated by this Agreement, including the sale of the Purchased Shares, Seller is not relying on the Company (or any agent or representative thereof). Seller carefully considered and, to the extent he believes such discussion necessary, discussed with professional legal, tax, accounting, financial and other advisors the suitability of the transactions contemplated by this Agreement, including the sale of the Purchased Shares. Seller acknowledges that the Company or any of their respective directors, officers, subsidiaries or Affiliates has not made or makes any representations or warranties, whether express or implied, of any kind except as expressly set forth in this Agreement.
(c) Seller is an "accredited investor" as defined in Rule 501 promulgated under the Securities Act. The sale of the Purchased Shares by Seller (i) was privately negotiated in an independent transaction and (ii) does not violate any rules or regulations applicable to Seller.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company makes the following representations and warranties to Seller:

Section 4.1 Existence; Authority. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby and has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement.

Section 4.2 Enforceability. This Agreement has been duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery by Seller, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as such enforceability may be affected by bankruptcy, insolvency, moratorium and other similar laws relating to or affecting creditors' rights generally and general equitable principles.

Section 4.3 Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of the Company, threatened against such party that could impair the ability of the Company to perform its obligations hereunder or to consummate the transactions contemplated hereby.

ARTICLE V

miscellaneous

Section 5.1 Survival. Each of the representations, warranties, covenants, and agreements in this Agreement or pursuant hereto shall survive the Closing. Notwithstanding any knowledge of facts determined or determinable by any party by investigation, each party shall have the right to fully rely on the representations, warranties, covenants and agreements of the other parties contained in this Agreement or in any other documents or papers delivered in connection herewith. Each representation, warranty, covenant and agreement of the parties contained in this Agreement is independent of each other representation, warranty, covenant and agreement. Except as expressly set forth in this Agreement, no party has made any representation warranty, covenant or agreement.

Section 5.2 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given if so given) by hand delivery, cable, telecopy or mail (registered or certified, postage prepaid, return receipt requested) to the respective parties hereto addressed as follows:

If to the Company:
443 Broadhollow Road, Suite 100
Melville, NY  11747
Attention:  Richard B. Goodman
Telecopy #:  (631) 775-4223

If to Seller:
1307 Monroe Street
LaPorte, Indiana  46350
Telecopy #:

Section 5.3 Certain Definitions. As used in this Agreement, (a) the term "Affiliate" shall have the meaning set forth in Rule 12b-2 under the Exchange Act and shall include persons who become Affiliates of any person subsequent to the date hereof; (b) the term "Voting Securities" shall mean the Company Shares and any other securities of the Company entitled to vote in the election of directors, or securities convertible into, or exercisable or exchangeable for, securities of the Company entitled to vote in the election of directors, whether or not subject to the passage of time or other contingencies; and (c) the Company and Seller will be referred to herein individually as a "party" and collectively as "parties."

Section 5.4 Specific Performance. The Company, on the one hand, and Seller, on the other hand, acknowledge and agree that the other would be irreparably injured by a breach of this Agreement and that money damages are an inadequate remedy for an actual or threatened breach of this Agreement. Accordingly, the parties agree to the granting of specific performance of this Agreement and injunctive or other equitable relief as a remedy for any such breach or threatened breach, without proof of actual damages, and further agree to waive any requirement for the securing or posting of any bond in connection with any such remedy. Such remedy shall not be deemed to be the exclusive remedy for a breach of this Agreement, but shall be in addition to all other remedies available at law or equity.

Section 5.5 No Waiver. Any waiver by any party hereto of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party hereto to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

Section 5.6 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or
invalidated by such holding.   The parties agree that the court making any
such determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of, delete specific words or phrases in, or replace any such invalid or unenforceable provision with one that is valid and enforceable and that comes closest to expressing the intention of such invalid or unenforceable provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

Section 5.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that this Agreement (and any of the rights, interests or obligations of any party hereunder) may not be assigned by any party without the prior written consent of the other parties hereto, such consent not to be unreasonably withheld. Any purported assignment of a party's rights under this Agreement in violation of the preceding sentence shall be null and void.

Section 5.8 Entire Agreement; Amendments. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and, except as expressly set forth herein, is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. This Agreement may be amended only by a written instrument duly executed by the parties hereto or their respective permitted successors or assigns.

Section 5.9 Headings. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 5.10 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to choice of law principles thereof that would cause the application of the laws of any other jurisdiction.

Section 5.11 Submission to Jurisdiction. Each of the parties irrevocably submits to the exclusive jurisdiction and service and venue in any federal or state court sitting in the State of Delaware for the purposes of any action, suit or proceeding arising out of or with respect to this Agreement. Each of the parties irrevocably and unconditionally waives any objections to the laying of venue of any action, suit or proceeding relating to this Agreement in any federal or state court sitting in the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each of the parties hereto hereby irrevocably waives the right to A trial by jury.

Section 5.12 Counterparts; Facsimile. This Agreement may be executed in counterparts, including by facsimile or PDF electronic transmission, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

Section 5.13 Further Assurances. Upon the terms and subject to the conditions of this Agreement, each of the parties hereto agrees to execute such additional documents, to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate or make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

Section 5.14 Interpretation. The parties acknowledge and agree that this Agreement has been negotiated at arm's length and among parties equally sophisticated and knowledgeable in the matters covered hereby. Accordingly, any rule of law or legal decision that would require interpretation of any ambiguities in this Agreement against the party that has drafted it is not applicable and is hereby waived.

[SIGNATURE PAGES FOLLOW]IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first written above.

P&F INDUSTRIES INC.

By:__________________________
Name:


DWAC Instructions:
Broker
Name:
DTC Number:
Account
Number:


TIMOTHY J. STABOSZ

EXHIBIT A

Form of Press Release P&F Industries Inc. Announces Stock Repurchase
Agreement

P&F Industries Inc. (Nasdaq: PFIN, the "Company") today announced it has entered into an agreement whereby the Company will repurchase [257,451] of its common shares from Timothy J Stabosz in a privately negotiated transaction at [$5] per share for a total purchase price of $___________.

Richard Horowitz, Chairman and Chief Executive Officer of the Company, commented, "This transaction enables us to make attractive use of our capital to acquire a meaningful block of Company shares at a favorable price. The repurchase should be immediately accretive to earnings per share."

The repurchase is expected to close in the next several days. Pursuant to the purchase agreement, Mr. Stabosz will be bound by a three-year standstill provision.

[P&F tag]

Except for historical information contained herein, statements in the release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from forecasted results. Those risks include, but are not limited to, risks associated with pricing, volume, cash flow guidance, fluctuations in exchange rates and conditions of markets. Those and other risks are described in the Company's filings with the Securities and Exchange Commission (the "SEC") over the last 12 months, copies of which are available from the SEC or may be obtained from the Company.